June 13, 2005

Mr. David Burton

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 6010

Washington, D.C. 20549-6010

RE:	RAE Systems Inc.

Item 4.02 Form 8-K filed May 17, 2005

File No. 001-31783

Dear Mr. Burton:

In response to your letter dated June 6, 2005, please note RAE Systems Inc. (the “Company”) filed an amended Form 10-K/A for fiscal year 2004 with the Securities and Exchange Commission (“SEC”) restating its financial statements for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 on June 7, 2005. On the same date, the Company filed with the SEC its Form 10-Q for the quarterly period ended March 31, 2005.

The Company also acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to call me at 408-952-8404.

Sincerely,

/s/ Donald W. Morgan
Donald W. Morgan Chief Financial Officer